# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RETRACTABLE TECHNOLOGIES INC, CIK 0000946563
CUSIP: 76129W105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 511 Lobo Lane, Little Elm, Texas (TX), 75068-0009
Date of event which requires filing of this statement: 02/19/2025
Amends the filing with accession number 0001104659-21-007580
Filed by CIK 0001174567
Persons authorized to receive notices and communications: John W. Fort III, 511 Lobo Lane, Little Elm, Texas (TX), 75068, 972-294-1010

## Reporting persons
- Thomas J. Shaw (CIK 0001174567): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 15,449,849; shared voting power 0; sole dispositive power 15,618,249; shared dispositive power 0; aggregate amount beneficially owned 15,949,849 (53.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: RETRACTABLE TECHNOLOGIES INC
Address of issuer's principal executive offices: 511 Lobo Lane, Little Elm, Texas (TX), 75068-0009

## Item 4. Purpose of Transaction
Purpose of transaction: As reported in other public filings for the Reporting Person and Issuer, the Reporting Person entered into a written plan for the purchase of Retractable Technologies, Inc. common stock intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) on August 22, 2024. In accordance with the plan, trading began November 20, 2025 and may continue through November 19, 2025 if not earlier terminated.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 15,949,849 (53.3%)
Number of shares as to which each person has sole or shared power to vote or dispose: Sole power to vote 15,449,849 shares and sole power to dispose 15,618,249 shares
Transactions in the class effected during the past sixty days: All of the following open market common stock purchases were made by Mr. Shaw's broker pursuant to his 10b5-1 Plan and reported on Form 4 in the last 60 days. All prices are expressed as weighted average per share prices: 2/19/25 - 23,845 shares at $0.8015; 2/18/25 - 30,000 shares at $0.7849; 2/14/25 - 7,599 shares at $0.7846; 2/13/25 - 11,444 shares at $0.772; 2/12/25 - 227 shares at $0.781; 2/3/25 - 18,227 shares at $0.7726; 1/27/25 - 12,445 shares at $0.812; 1/22/25 - 29,112 shares at $0.7823; 1/14/25 - 11,547 shares at $0.738; 1/10/25 - 18,226 shares at $0.7287; 1/6/25 - 18,411 shares at $0.7751; 1/2/25 - 5,302 shares at $0.682.
Other persons with the right to receive dividends or sale proceeds: The beneficiaries of two trusts have the right to receive dividends from, or the proceeds from the sale of, the following number of shares of common stock beneficially owned by Mr. Shaw: (i) 331,600 shares; and (ii)500,000 shares.

## Signatures
- Thomas J. Shaw: /s/ Thomas J. Shaw, Thomas J. Shaw (02/28/2025)